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                                                               EXHIBIT 18.A


                              [letterhead of CALFP]

To:  Wendel Investissement
     Trief Corporation S.A                                 29 November, 2002


Dear Sirs,

We refer to the Put Agreement between Beheer-en Beleggingsmaatschappij Tewina B.V. ("Tewina") and Wendel Investissements of even date which has been assigned to us by Tewina (the "Assignment").

In consideration of the sum of EURO 1.00 (which we have today received), we agree that should we be entitled to exercise the Put Agreement by virtue of a default of Floscule B.V. ("Floscule") we shall exercise our rights as assignee of the Put Agreement to require you to purchase Trader Shares to the fullest extent permitted under the terms of the Assignment and our equity swap transaction of even date with Floscule.

Yours faithfully,

/s/ Shelley Kainth
--------------------------

Credit Agricole Lazard Financial Products.